Consolidated Financial Statements

December 31, 2014 and 2013

(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management’s best estimates and judgments. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (1992) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2014, the Company’s internal control over financial reporting was effective.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

KPMG, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in their report titled “Independent Auditors’ Report of Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2014 has also been audited by KPMG, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

Paul N. Wright	Fabiana Chubbs
Chief Executive Officer	Chief Financial Officer

February 19, 2015

Vancouver, British Columbia, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

We have audited the accompanying consolidated financial statements of Eldorado Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Eldorado Gold Corporation as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eldorado Gold Corporation's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992), and our report dated February 19, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of Eldorado Gold Corporation’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

February 19, 2015

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eldorado Gold Corporation

We have audited Eldorado Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Responsibility for Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and December 31, 2013 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2014, and our report dated February 19, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

February 19, 2015

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2014	December 31, 2013

		$	$
ASSETS
Current assets
Cash and cash equivalents	6	498,514	589,180
Term deposits		2,800	34,702
Restricted cash		262	262
Marketable securities		4,251	4,387
Accounts receivable and other	7	117,995	89,231
Inventories	8	223,412	244,042
		847,234	961,804
Investments in associates	9	-	10,949
Deferred income tax assets	17	104	997
Other assets	10	43,605	37,330
Defined benefit pension plan	16	12,790	13,484
Property, plant and equipment	11	5,963,611	5,684,382
Goodwill	12	526,296	526,296
		7,393,640	7,235,242
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	184,712	211,406
Current debt	14	16,343	16,402
		201,055	227,808
Debt	14	587,201	585,006
Other non-current liability	5(b)	49,194	-
Asset retirement obligations	15	109,069	85,259
Deferred income tax liabilities	17	869,207	842,305
		1,815,726	1,740,378
Equity
Share capital	18	5,318,950	5,314,589
Treasury stock		(12,949)	(10,953)
Contributed surplus		38,430	78,557
Accumulated other comprehensive loss		(18,127)	(17,056)
Deficit		(53,804)	(143,401)
Total equity attributable to shareholders of the Company		5,272,500	5,221,736
Attributable to non-controlling interests		305,414	273,128
		5,577,914	5,494,864
		7,393,640	7,235,242

Approved on behalf of the Board of Directors (Signed) Robert R. Gilmore Director (Signed) Paul N. Wright Director Date of approval: February 19, 2015

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the year ended December 31	Note	2014	2013
		$	$
Revenue
Metal sales		1,067,899	1,123,992

Cost of sales
Production costs	26	508,280	481,892
Inventory write-down		13,469	-
Depreciation and amortization		177,227	149,068
		698,976	630,960
Gross profit		368,923	493,032

Exploration expenses		16,230	34,686
General and administrative expenses		68,196	68,291
Defined benefit pension plan expense	16	1,620	2,478
Share based payments	19	18,775	19,492
Impairment loss on property, plant and equipment and goodwill	11, 12	-	808,414
Foreign exchange loss		7,176	6,799
Operating profit (loss)		256,926	(447,128)

Loss on disposal of assets		1,926	830
Loss on marketable securities and other investments		2,415	2,421
Loss on investments in associates		102	1,285
Impairment loss on investment in associates	9	-	14,051
Other income		(9,436)	(6,201)
Asset retirement obligation accretion	15	2,326	1,337
Interest and financing costs	27	28,779	40,412
Writedown of assets		3,001	3,990

Profit (loss) before income tax		227,813	(505,253)
Income tax expense	17	121,269	144,362
Profit (loss) for the year		106,544	(649,615)

Attributable to:
Shareholders of the Company		102,607	(653,329)
Non-controlling interests		3,937	3,714
Profit (loss) for the year		106,544	(649,615)

Weighted average number of shares outstanding (thousands)	28
Basic		716,288	715,181
Diluted		716,300	715,181

Earnings per share attributable to shareholders of the Company:
Basic earnings (loss) per share		0.14	(0.91)
Diluted earnings (loss) per share		0.14	(0.91)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2014	2013
		$	$

Profit (loss) for the year		106,544	(649,615)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets		(2,353)	(1,258)
Realized losses (gains) on disposal of available-for-sale financial assets transferred to net income		1,878	(17)
Actuarial gains (losses) on defined benefit pension plans	16	(596)	8,754
Total other comprehensive income (loss) for the year		(1,071)	7,479
Total comprehensive income (loss) for the year		105,473	(642,136)

Attributable to:
Shareholders of the Company		101,536	(645,850)
Non-controlling interests		3,937	3,714
		105,473	(642,136)

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2014	2013
		$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the year		106,544	(649,615)
Items not affecting cash
Asset retirement obligation accretion		2,326	1,337
Depreciation and amortization		177,227	149,068
Unrealized foreign exchange loss		1,154	775
Deferred income tax expense		27,795	27,516
Loss on disposal of assets		1,926	830
Loss on investment in associates		102	1,285
Impairment loss on investment in associates		-	14,051
Writedown of assets		3,001	3,990
Impairment loss on property, plant and equipment and goodwill		-	808,414
Loss on marketable securities and other investments		2,415	2,421
Share based payments		18,775	19,492
Defined benefit pension plan expense		1,620	2,478
		342,885	382,042

Property reclamation payments		(3,038)	-
Changes in non-cash working capital	20	(56,502)	(25,669)
		283,345	356,373
Investing activities
Net cash paid on acquisition of subsidiary	5(a)	(30,318)	-
Purchase of property, plant and equipment		(410,690)	(481,986)
Proceeds from the sale of property, plant and equipment		147	2,086
Proceeds on production of tailings retreatment		26,599	24,877
Purchase of marketable securities		(3,313)	-
Proceeds from the sale of marketable securities		1,521	2,025
Investments in associates		-	(6,357)
Redemption of (investment in) term deposits		31,902	(34,702)
Decrease (increase) in restricted cash		31	(12)
		(384,121)	(494,069)
Financing activities
Issuance of common shares for cash		1,996	7,003
Proceeds from contributions net of dispositions from
non-controlling interest	5(b)	40,000	2,321
Dividend paid to non-controlling interests		(12,466)	(13,281)
Dividend paid to shareholders		(13,010)	(84,948)
Purchase of treasury stock		(6,413)	(6,462)
Long-term and bank debt proceeds		32,625	15,977
Long-term and bank debt repayments		(32,622)	(10,354)
Loan financing costs		-	(223)
		10,110	(89,967)
Net decrease in cash and cash equivalents		(90,666)	(227,663)
Cash and cash equivalents - beginning of year		589,180	816,843

Cash and cash equivalents - end of year		498,514	589,180

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31,	Note	2014	2013
		$	$
Share capital
Balance beginning of year		5,314,589	5,300,957
Shares issued upon exercise of share options, for cash		1,996	7,003
Transfer of contributed surplus on exercise of options		2,141	2,934
Transfer of contributed surplus on exercise of deferred phantom
units		224	3,695
Balance end of year		5,318,950	5,314,589

Treasury stock
Balance beginning of year		(10,953)	(7,445)
Purchase of treasury stock		(6,413)	(6,462)
Shares redeemed upon exercise of restricted share units		4,417	2,954
Balance end of year		(12,949)	(10,953)

Contributed surplus
Balance beginning of year		78,557	65,382
Share based payments		18,503	19,847
Shares redeemed upon exercise of restricted share units		(4,417)	(2,954)
Recognition of other non-current liability and related costs	5(b)	(51,848)	-
Partial reversal of non-controlling interest acquired on buy-out		-	2,911
Transfer to share capital on exercise of options and deferred
phantom units		(2,365)	(6,629)
Balance end of year		38,430	78,557

Accumulated other comprehensive loss
Balance beginning of year		(17,056)	(24,535)
Other comprehensive gain (loss) for the year		(1,071)	7,479
Balance end of year		(18,127)	(17,056)

Deficit
Balance beginning of year		(143,401)	594,876
Dividends paid		(13,010)	(84,948)
Profit (loss) attributable to shareholders of the Company		102,607	(653,329)
Balance end of year		(53,804)	(143,401)
Total equity attributable to shareholders of the Company		5,272,500	5,221,736

Non-controlling interests
Balance beginning of year		273,128	284,100
Profit attributable to non-controlling interests		3,937	3,714
Dividends declared to non-controlling interests		(11,651)	(14,096)
Increase (decrease) during the period	5(b)	40,000	(590)
Balance end of year		305,414	273,128

Total equity		5,577,914	5,494,864

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired Glory Resources Ltd. (“Glory”) in March 2014. Glory has the Sapes project in Thrace, Greece.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 19, 2015.

Adoption of new accounting standards and upcoming changes

The following interpretation of a standard has been adopted by the Company commencing January 1, 2014:

•	IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no impact on these consolidated financial statements as a result of the adoption of this standard.

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

(1)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies

The principal accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by all Eldorado entities.

3.1 Basis of presentation and principles of consolidation

(i) Subsidiaries and business combinations

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

The most significant wholly-owned and partially-owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)	Turkey	100%	Consolidated	Kişladağ Mine Efemçukuru Mine
Qinghai Dachaidan Mining Ltd. (“QDML”)	China	90%	Consolidated	TJS Mine
Sino Guizhou Jinfeng Mining Ltd. (“Jinfeng”)	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Ltd.	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Ltd. (“Eastern Dragon”)	China	75%	Consolidated	Eastern Dragon Project
Hellas Gold SA (“Hellas”)	Greece	95%	Consolidated	Stratoni Mine Olympias Project Skouries Project
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Glory Resources Ltd.	Greece	100%	Consolidated	Sapes Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Brazauro Resources Corporation (“Brazauro”)	Brazil	100%	Consolidated	Tocantinzinho Project
Deva Gold SA (“Deva”)	Romania	81%	Consolidated	Certej Project

(ii) Investments in associates (equity accounted for investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.
(2)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.
At each balance sheet date, each investment in associates is assessed for indicators of impairment.

(iii) Transactions with non-controlling interests

For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.

(iv) Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.

3.2 Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

       3.3 Property, plant and equipment

(i) Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii) Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(iii) Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.

(3)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(iv) Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.

(v) Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate.

(vi) Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii) Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine.

3.4 Exploration, evaluation and development expenditures

(i) Exploration

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

(ii) Evaluation

Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

(4)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Evaluation expenditures include the cost of:

a)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;
b)	determining the optimal methods of extraction and metallurgical and treatment processes;
c)	studies related to surveying, transportation and infrastructure requirements;
d)	permitting activities; and
e)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures are capitalized if management determines that there is evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪  There is a probable future benefit that will contribute to future cash inflows;

▪  The Company can obtain the benefit and control access to it; and

▪  The transaction or event giving rise to the benefit has already occurred.

The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine.

(iii) Development

Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and mill.

Expenditures incurred on development projects continue to be capitalized until the mine and mill moves into the production stage. The Company assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specification); and (4) the ability to sustain ongoing production of minerals.

Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized.

3.5 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.

Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired.

(5)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units (“CGU”s) that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

3.6 Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7 Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado’s loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other and other assets in the balance sheet.

(6)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado’s available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and measurement

Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Gain or loss on marketable securities’ in the period in which they arise. Dividend income from ‘financial assets at fair value through profit or loss’ is recognised in the income statement as part of other income when Eldorado’s right to receive payments is established.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income and presented within equity. When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as ‘Gain or loss on marketable securities’.

(iii) Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

(7)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

3.8 Derivative financial instruments

Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.

3.9 Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:
i)	Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to production costs on the basis of quantity of metal sold. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses.

ii)	Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.

3.10 Trade receivables

Trade receivables are amounts due from customers for bullion, doré, gold concentrate, other metal concentrates and iron ore sold in the ordinary course of business.
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where neccesary.

3.11 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with maturities at the date of acquisition of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.12 Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.

3.13 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
(8)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

3.14 Debt and borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the loan to which it relates.

3.15 Current and deferred income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.16 Employee benefits

(i) Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans. For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including rate of salary escalation and expected retirement dates of employees. The discount rate is based on high quality bond yields, as per IAS 19. The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods. Current service cost, the vested element of any past service cost, the interest income on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

(9)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii) Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3.17 Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares.

The fair value of the options and restricted share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards recorded at the quoted market price at the grant date. The corresponding liability is marked to market at each reporting date.

       3.18 Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i) Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred. The rehabilitation liability is classified as an ‘Asset retirement obligation’ on the balance sheet.
The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.
(10)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

3.19 Revenue recognition

Revenue from the sale of bullion, doré, gold concentrate, other metal concentrates and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré, metal concentrates and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured. Revenues realized from sales of pre-commercial production are recorded as a reduction of property plant and equipment.

Our metal concentrates are sold under pricing arrangements where final metal prices are determined by market prices subsequent to the date of shipment. Provisional revenue is recorded at date of shipment based on metal prices at that time. Adjustments are made to the provisional revenue in subsequent periods based on fluctuations in the market prices until date of final metal pricing. Consequently, at each reporting period the receivable balances relating to sales of concentrates changes with the fluctuations in market prices.

3.20 Finance income and expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.

3.21 Earnings (loss) per share

Eldorado presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analyses, asset retirement obligations, share-based payments and warrants, pension benefits, valuation of deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant estimates and assumptions in determining carrying values.

Purchase price allocation

Business combinations require estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.
(11)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)
In respect of mining company acquisitions purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax returns.

Estimates of recoverability are required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

Impairment of non-current assets and goodwill

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified.

Calculating the estimated fair values of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

(12)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Management is also required to make judgments with respect to the level at which goodwill is tested for impairment. Judgments include an assessment of whether CGUs should be grouped together for goodwill testing purposes at a level not larger than an operating segment or tested at the individual CGU level.

5.	Acquisitions and other transactions
a)	Acquisition of Glory

Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own on March 14, 2014. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business, as defined in IFRS 3. Other than a small working capital amount the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This amount was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option, as well as $2,654 of transaction costs. The sum of these amounts was recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of December 31, 2014 is $49,194.

6.	Cash and cash equivalents
	December 31, 2014 $	December 31, 2013 $
Cash at bank and on hand	444,176	508,611
Short-term bank deposits	54,338	80,569
	498,514	589,180
(13)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Accounts receivable and other
	December 31, 2014 $	December 31, 2013 $
Trade receivables	19,771	21,510
Value added and other taxes recoverable	40,378	10,984
Other receivables and advances	18,572	16,704
Prepaid expenses and deposits	39,274	40,033
	117,995	89,231

8.	Inventories
	December 31, 2014 $	December 31, 2013 $

Ore stockpiles	44,195	59,152
In-process inventory and finished goods	64,314	73,510
Materials and supplies	114,903	111,380
	223,412	244,042

The cost of materials and supplies consumed during the year and included in production costs amounted to $244,003 (2013 – $195,936).

Inventory write downs related to Iron Ore inventory amounting to $13,469 (2013 – nil) were recognized during the year.

9.	Interests in other entities

9.1 Investments in associates

	December 31, 2014 $	December 31, 2013 $

Glory Resources Ltd.	-	10,046
Nordic Mines (“Nordic”)	-	903
	-	10,949

(a) Glory

In March 2014, the Company completed the acquisition of Glory as described in note 5(a).

(b) Nordic

In May 2014, the Company, through one of its subsidiaries, sold 26,834,026 shares of Nordic and lost its significant influence in this company. Nordic was reclassified to marketable securities and the remaining 7,771,141 shares were sold during the months of June and July 2014. As at December 31, 2014 the Company does not own any more shares in Nordic.

The continuity of this investment was as follows:

	2014	2013
	$	$
Balance at January 1,	903	9,050
Purchases during the year	-	6,357
Sales during the year	(755)	(350)
Equity loss for the year	(101)	(103)
Impairment loss	-	(14,051)
Transferred to marketable securities	(47)	-
Balance at December 31,	-	903
(14)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Interests in other entities (continued)

9.2 Investment in subsidiaries

The following table summarized the information relating to each of the Company’s subsidiaries that has non-controlling interests (“NCI”) with material impact on net profit. The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations. Disclosures related to Eastern Dragon, Hellas and Deva have not been provided as these subsidiaries currently have no material impact on net profit.

	December 31, 2014		December 31, 2013
	QDML	Jinfeng	QDML	Jinfeng
	$	$	$	$
NCI percentage	10%	18%	10%	18%

Current assets	216,368	59,570	222,216	57,417
Non-current assets	103,164	610,952	107,219	647,064
Current liabilities	(71,843)	(474,010)	(82,179)	(503,695)
Non-current liabilities	(7,968)	(26,583)	(7,983)	(22,823)
Net assets	239,721	169,929	239,273	177,963
Carrying amount of NCI	22,445	17,136	22,112	19,734
Revenue	136,982	214,527	144,057	171,104
Net profit	39,427	35,040	45,506	20,308
Total comprehensive income	39,427	35,040	45,506	20,308
Profit allocated to NCI	4,231	5,155	4,228	490
Dividends paid to NCI	3,898	7,753	4,066	7,584
Cash flows from operating activities	46,481	65,219	(104)	83,179
Cash flows from investing activities	(8,833)	(15,956)	(11,333)	(53,284)
Cash flows from financing activities	(38,978)	(43,069)	(40,664)	(26,156)
Net increase (decrease) in cash and cash equivalents	(1,330)	6,194	(52,101)	3,739

Significant restrictions

The Company cannot increase the drawdown limit of the entrusted loan described in note 14(d) without the consent of QDML’s non-controlling interest.

10.	Other assets
	December 31, 2014 $	December 31, 2013 $

Restricted credit card deposits	627	658
Non-current accounts receivable and other	2,925	898
Prepaid loan costs (note 14(b))	1,011	2,528
Environmental guarantee deposits	14,423	13,285
Deposit on land acquisition at Jinfeng	2,907	2,918
Long-term value added and other taxes recoverable	21,712	17,043
	43,605	37,330

(15)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties and leases	Capitalized Evaluation	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2013	266,718	1,443,858	149,590	4,480,597	37,416	6,378,179
Additions/transfers	85,803	183,237	10,806	198,352	18,303	496,501
Proceeds on production of tailings retreatment	-	-	-	(24,877)	-	(24,877)
Other movements	(2,287)	(3,954)	(812)	(742)	239	(7,556)
Disposals/impairment losses	(21,122)	(53,602)	-	(429,909)	-	(504,633)
Balance at December 31, 2013	329,112	1,569,539	159,584	4,223,421	55,958	6,337,614

Balance at January 1, 2014	329,112	1,569,539	159,584	4,223,421	55,958	6,337,614
Additions/transfers	36,657	93,527	11,086	287,602	13,122	441,994
Acquisition of Glory		268		39,285		39,553
Proceeds on production of tailings retreatment	-	-	-	(26,599)	-	(26,599)
Other movements	15,955	535	(26,410)	6,862	360	(2,698)
Disposals	(153)	(876)	-	-	-	(1,029)
Balance at December 31, 2014	381,571	1,662,993	144,260	4,530,571	69,440	6,788,835

Depreciation
Balance at January 1, 2013	(21,947)	(382,630)	(2,280)	(102,580)	-	(509,437)
Depreciation for the year	(35,679)	(79,137)	2,280	(35,102)	-	(147,638)
Other movements	(335)	570	-	906	-	1,141
Disposals	601	2,046	-	55	-	2,702
Balance at December 31, 2013	(57,360)	(459,151)	-	(136,721)	-	(653,232)

Balance at January 1, 2014	(57,360)	(459,151)	-	(136,721)	-	(653,232)
Depreciation for the year	(35,160)	(110,923)	-	(23,698)	-	(169,781)
Other movements	2,619	153	-	(5,870)	-	(3,098)
Disposals	102	785	-	-	-	887
Balance at December 31, 2014	(89,799)	(569,136)	-	(166,289)	-	(825,224)

Carrying amounts
At January 1, 2013	244,771	1,061,228	147,310	4,378,017	37,416	5,868,742
At December 31, 2013	271,752	1,110,388	159,584	4,086,700	55,958	5,684,382
Balance at December 31, 2014	291,772	1,093,857	144,260	4,364,282	69,440	5,963,611

* Prior period balances have been reclassified to conform with current period presentation.

The amount of capitalized interest during the year ended December 31, 2014 included in property, plant and equipment was $14,450 ($2013 – $3,705).

As at December 31, 2013 the carrying value of goodwill at our Jinfeng mine and Eastern Dragon project was impaired by the entire allocated amounts of $138,529 and $174,885, respectively (note 12). As a result, the Company assessed the recoverable amounts of property, plant and equipment for each of these locations using the same fair value less costs to sell approach and key assumptions as used in the annual goodwill impairment testing as described in note 12.

(16)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Property, plant and equipment (continued)

As at December 31, 2013, we recorded impairment charges of $495,000 ($371,250 net of deferred income tax recovery) on the property, plant and equipment in China. Impairment charges included $350,000 impairment ($262,500 net of deferred income tax recovery) at our Eastern Dragon project and $145,000 ($108,750 net of deferred income tax recovery) at our Jinfeng mine. These impairment charges were applied to the property, plant and equipment based on the relative carrying amounts of the assets as at December 31, 2013 that were subject to impairment charges. At December 31, 2014, the carrying amount of our Eastern Dragon project and our Jinfeng mine after impairment charges was $445,391(2013 –$444,830) and $594,460 (2013 – $630,512) respectively.

12.	Goodwill

	2014	2013
	$	$
Cost
Balance at January 1,	526,296	839,710
Acquired during the year	-	-
Impaired during the year	-	(313,414)
Balance at December 31,	526,296	526,296

Impairment tests for goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount including goodwill, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

Goodwill is allocated to the individual CGUs of TJS and White Mountain in China and to a group of CGUs in Greece.

The recoverable amount of a CGU or group of CGUs is determined based on the higher of fair value less costs to sell and value-in-use. These calculations use projections based on financial budgets approved by management. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The estimates of future cash flows were derived from the most recent LOM plans with mine lives ranging from 7 to 33 years.

Key assumptions used for fair value less costs to sell calculations are as follows:

	2014	2013
Gold price ($/oz)	$1,300	$1,200 - $1,300
Silver price ($/oz) Copper ($/lb) Lead ($/lb) Zinc ($/lb) Inflation Rate Discount rate	$20 $3.00 $0.95 $1.00 2% 7% - 9%	$22 $3.04-$3.36 $1.00 $0.86 2% 7% - 12%

Based on the goodwill impairment test performed on its CGUs, the Company concluded that the goodwill was recoverable in all of the assessed CGUs.

The above assumptions have been used for the analysis of the recoverability of goodwill and the CGUs to which it relates. The discount rates used reflect specific risks relating to the relevant CGUs.

(17)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12. Goodwill (continued)

As at December 31, 2014, goodwill is allocated to the White Mountain CGU, TJS CGU and Greece group of CGUs in the amounts of $50,276, $2,238 and $473,782, respectively.

The recoverable amount of CGUs is sensitive to change in gold prices. A 6% decrease in the long-term gold price, in isolation, could cause the carrying value to exceed the recoverable amount of these CGUs.

The Company believes that a long term decline in the gold price environment would result in changes in operating cost inputs that may offset the impact of a lower gold price environment.

The values assigned to the key assumptions represent management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management’s best estimates and are based on both current and historical information from external and internal sources.

As at December 31, 2013 the fair value less costs to sell discounted cash flow model yielded impairments of the full carrying value of goodwill of the Jinfeng mine ($138,529) and Eastern Dragon project ($174,885). The impairment charge was due to a decrease in gold price assumptions which reflected the decline in observed market prices in 2013. Furthermore, a Chinese permitting risk premium was applied to the Eastern Dragon project to reflect the permitting delays that the development project has experienced.

13.	Accounts payable and accrued liabilities

	December 31, 2014 $	December 31, 2013 $
Trade payables	83,566	106,098
Taxes payable	6,230	6,442
Accrued expenses	94,916	98,866
	184,712	211,406

14.	Debt
	December 31, 2014 $	December 31, 2013 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	16,343	16,402

Non-current:
Senior notes (c)	587,201	585,006
Total debt	603,544	601,408

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,343) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility had a term of up to one year. In January 2014, the term of the facility was extended to January 28, 2015 and was not subsequently renewed. This facility is unsecured.

(18)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14. Debt (continued)

As at December 31, 2014, Jinfeng has drawn down the full amount of RMB 100.0 million ($16,343) under this facility and has used the proceeds to fund working capital obligations. Subsequent to December 31, 2014, Jinfeng repaid RMB 50.0 million ($8,171) on this facility and drew down the same amount.

All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

(b) HSBC revolving credit facility

The Company has a $375.0 million revolving credit facility with HSBC (“the credit facility” or “ARCA”) and a syndicate of other banks. The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2014.

Loan interest is variable dependent on a leverage ratio pricing grid. The Company’s current leverage ratio is approximately 1.3:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $4,728 were paid in relation to the credit facility. This amount has been deferred as pre-payments for liquidity services and will be amortized over the term of the credit facility. As at December 31, 2014, the prepaid loan cost on the balance sheet was $1,011 (note 10).

No amounts were drawn down under the ARCA as at December 31, 2014.

(c) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:

i)	At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;
ii)	On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016      103.063%
December 15, 2017      101.531%
2018 and thereafter     100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2014 is $583.9 million.

Net deferred financing costs of $12,799 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

(d) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, our 90% owned subsidiary, entered into a RMB 12.0 million ($1,961) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,666) through a series of amendments.

(19)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14. Debt (continued)

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2014 was 4.59%.

As at December 31, 2014, RMB 651.5 million ($106,475) had been drawn under the entrusted loan.

Subsequent to December 31, 2014, RMB 2.0 million ($327) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

15.	Asset retirement obligations

	Greece	Brazil	China	Turkey	Romania	Total
	$	$	$	$	$	$
At January 1, 2014	32,642	2,839	25,298	23,564	916	85,259
Accretion during the year	717	86	612	875	36	2,326
Revisions to estimate of obligation	12,985	185	837	10,015	500	24,522
Settlements	-	-	(3,038)	-	-	(3,038)
At December 31, 2014	46,344	3,110	23,709	34,454	1,452	109,069
Estimated undiscounted amount	74,373	3,754	30,772	65,886	2,514	177,299

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of the cash flows in respect of the provision is based on the estimated life of the various mining operations. The increase in the estimate of the obligation in 2014 was mainly due to lower discount rates which create a higher net present value of the reclamation obligation, and higher rehabilitation costs at Skouries and Stratoni.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Greece	Brazil	China	Turkey	Romania
	%	%	%	%	%
At December 31, 2013
Inflation rate	2.0	2.0	2.0	2.0	2.0
Discount rate	0.4 to 4.0	3.0	1.3 to 3.0	3.1 to 4.0	4.0

At December 31, 2014
Inflation rate	2.0	2.0	2.0	2.0	2.0
Discount rate	0.7 to 2.8	2.1	1.1 to 2.1	2.2 to 2.7	2.5

The discount rate is a risk-free rate determined based on U.S. Treasury bond rates. U.S. Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. The inflation rates used in determining the present value of the future net cash outflows are based on worldwide inflation rates.

Environmental guarantee deposits exist with respect to the environmental rehabilitation of the mines in China (note 10).

(20)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15. Asset retirement obligations (continued)

Additionally, the Company has provided the following:

a)	a €50.0 million Letter of Guarantee to the Ministry of Environment of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines (Stratoni, Olympias and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 57 basis points.
b)	a $30.0 million Letter of Guarantee to the Ministry of Environment, Energy and Climate change of Turkey as security for the due and proper performance of rehabilitation works committed in connection with the environmental impact assessment approved for Kişladağ and Efemçukuru. This Letter of Guarantee is renewed annually, expires on September 18, 2015 and has an annual fee of 28 basis points.

16.	Defined benefit plans

	December 31, 2014	December 31, 2013
	$	$
Balance sheet obligations (asset) for:
Pension Plan	839	477
Supplementary pension plan	(13,629)	(13,961)
	(12,790)	(13,484)

	December 31, 2014	December 31, 2013
	$	$
Income statement charge for:
Pension plan	198	215
Non-registered supplementary pension plan	1,422	2,263
	1,620	2,478

Actuarial losses (gains) recognised in the statement of other
comprehensive income in the period (before tax)	596	(8,754)
Cumulative actuarial losses recognised in the statement of other
comprehensive income (before tax)	14,119	13,523

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and a supplementary pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors.  The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

(21)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16. Defined benefit plans (continued)

Eldorado’s plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2014 for funding purposes with the next required valuation as of January 1, 2017. The SERP’s last valuation was on January 1, 2014 for funding purposes and the next valuation will be prepared in accordance with the terms of the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2014.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

The amount contributed to the Pension Plan and the SERP was $2,700 (2013 – $2,958). Cash payments totalling $156 were made directly to beneficiaries during the year (2013 – $167). The Company expects to contribute $215 to the Pension Plan and $2,636 to the SERP in 2015.

The amounts recognised in the balance sheet are determined as follows:

	December 31, 2014			December 31, 2013
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Present value of obligations	2,763	33,320	36,083	2,407	31,529	33,936
Fair value of plan assets	(1,924)	(46,949)	(48,873)	(1,930)	(45,490)	(47,420)
Liability (asset) on balance sheet	839	(13,629)	(12,790)	477	(13,961)	(13,484)

The movement in the defined benefit obligation over the year is as follows:

	2014			2013
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Balance at January 1,	2,407	31,529	33,936	2,585	35,903	38,488
Current service cost	172	2,076	2,248	190	2,466	2,656
Interest cost	114	1,487	1,601	101	1,397	1,498
Actuarial loss (gain)	280	940	1,220	(302)	(5,781)	(6,083)
Benefit payments	-	(156)	(156)	-	(167)	(167)
Exchange gain	(210)	(2,556)	(2,766)	(167)	(2,289)	(2,456)
Balance at December 31,	2,763	33,320	36,083	2,407	31,529	33,936

The movement in the fair value of plan assets of the year is as follows:

	2014			2013
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
At January 1,	1,930	45,490	47,420	1,969	41,090	43,059
Interest income on plan assets	88	2,141	2,229	77	1,600	1,677
Actuarial gain (loss)	66	558	624	(113)	2,784	2,671
Contributions by employer	-	2,700	2,700	123	2,835	2,958
Benefit payments	-	(156)	(156)	-	(167)	(167)
Exchange loss	(160)	(3,784)	(3,944)	(126)	(2,653)	(2,779)
At December 31,	1,924	46,949	48,873	1,930	45,490	47,420

(22)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16. Defined benefit plans (continued)

The amounts recognised in the income statement are as follows:

	2014			2013
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$

Current service cost	172	2,076	2,248	190	2,466	2,656
Interest cost	114	1,487	1,601	101	1,397	1,498
Expected return on plan assets	(88)	(2,141)	(2,229)	(76)	(1,600)	(1,676)
Defined benefit plans expense	198	1,422	1,620	215	2,263	2,478

The actual return on plan assets was $3,124 (2013 – $4,582).

The principal actuarial assumptions used were as follows:

	2014		2013
	Pension Plan	SERP	Pension Plan	SERP
	%	%	%	%

Expected return on plan assets	4.0	4.0	4.8	4.8
Discount rate - beginning of year	4.8	4.8	3.9	3.9
Discount rate - end of year	4.0	4.0	4.8	4.8
Rate of salary escalation	2.5	2.5	-	-
Average remaining service period of active employees expected to receive benefits	7.2 years	7.2 years	7.6 years	7.6 years

The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Plan Assets

The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category:

	December 31, 2014		December 31, 2013
	Pension Plan	SERP	Pension Plan	SERP
Investment funds
Money market	1%	8%	1%	7%
Canadian fixed income	99%	4%	99%	4%
Canadian equities	-	20%	-	20%
US equities	-	16%	-	17%
International equities	-	7%	-	7%
Other (1)	-	45%	-	45%
Total	100%	100%	100%	100%

[1] Assets held by the Canada Revenue Agency in the refundable tax account

(23)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16. Defined benefit plans (continued)

The sensitivity of the overall pension liability to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall liability
Discount rate	Increase by 0.5%	Decrease by $2,352
	Decrease by 0.5%	Increase by $2,606
Salary escalation rate	Increase/decrease by 0.5%	Increase/decrease by $100

17.	Income tax expense and deferred taxes

Total income tax expense consists of:

	December 31, 2014	December 31, 2013
	$	$
Current tax expense	93,474	116,846
Deferred tax expense	27,795	27,516
	121,269	144,362

Total income tax expense attributable to geographical jurisdiction is as follows:

	2014	2013
	$	$
Turkey	74,959	109,195
China	37,263	(90,177)
Greece	5,005	122,657
Brazil	2,761	3,202
Canada	-	51
Romania	201	(889)
Other jurisdictions	1,080	323
	121,269	144,362

Factors affecting income tax expense for the year:

	2014	2013
	$	$
Profit before income tax	227,813	(505,253)
Canadian statutory tax rate	26.00%	26.00%
Tax on profit at Canadian statutory tax rate	59,231	(131,366)

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	(17,307)	(9,074)
Increase in Greek tax rates	-	125,102
Non-tax effected operating losses	24,470	20,434
Non-deductible expenses and other items	13,481	14,636
Non-deductible goodwill impairment	-	78,354
Foreign exchange and other translation adjustments	16,914	23,807
Amounts under (over) provided in prior years	4,350	762
Investment tax credits	(517)	(12,381)
Withholding tax on foreign income	20,647	34,088
Income tax expense	121,269	144,362

(24)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17. Income tax expense and deferred taxes (continued)

The change for the year in the Company's net deferred tax position was as follows:

	2014	2013
Net deferred tax asset (liability)	$	$
Balance at January 1,	(841,308)	(813,792)
Deferred income tax (expense) recovery in the income statement	(27,795)	(27,516)
Adjustments related to acquisitions	-	-
Other	-	-
Net balance at December 31,	(869,103)	(841,308)

The composition of the Company’s net deferred income tax asset and liability and deferred tax expense is as follows:

					Expense
Type of temporary difference	Deferred tax assets		Deferred tax liabilities		on the income statement
	2014	2013	2014	2013	2014	2013
	$	$	$	$	$	$
Property, plant and equipment	2,735	4,687	913,383	878,725	36,610	23,910
Loss carryforwards	17,590	12,059	-	-	(5,531)	(813)
Liabilities	28,082	18,226	51	2,784	(12,589)	(4,997)
Investment tax credits	1,078	7,795	-	-	6,717	3,255
Other items	6,729	4,054	11,883	6,620	2,588	6,161
Balance at December 31,	56,214	46,821	925,317	888,129	27,795	27,516

Unrecognized deferred tax assets	2014	2013
	$	$
Tax losses	128,169	108,125
Other deductible temporary differences	6,733	1,800
Total unrecognized deferred tax assets	134,902	109,925

Unrecognized tax losses

At December 31, 2014 the Company had losses with a tax benefit of $128,169 (2013 – $108,125) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

(25)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17. Income tax expense and deferred taxes (continued)

Expiry date	Canada	Brazil	Greece	Australia	Total
	$	$	$	$	$
2015	-	-	8,552	-	8,552
2016	-	-	553	-	553
2017	-	-	1,895	-	1,895
2018	-	-	8,575	-	8,575
2019	-	-	26,868	-	26,868
2025	7,884	-	-	-	7,884
2026	14,858	-	-	-	14,858
2027	10,717	-	-	-	10,717
2028	25,987	-	-	-	25,987
2029	23,451	-	-	-	23,451
2030	7,411	-	-	-	7,411
2031	45,364	-	-	-	45,364
2032	75,458	-	-	-	75,458
2033	64,889	-	-	-	64,889
2034	63,902	-	-	-	63,902
No Expiry	-	4,520	-	31,690	36,210
	339,921	4,520	46,443	31,690	422,574

Capital losses with no expiry	128,250	-	-	-	128,250

Tax effect of total losses not recognized	105,052	1,535	12,075	9,507	128,169

Deductible temporary differences

At December 31, 2014 the Company had deductible temporary differences for which deferred tax assets of $6,733 (2013 – $1,800) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.

Temporary differences associated with investments in subsidiaries

The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future.  At December 31, 2014, these earnings amount to $1,803,336 (2013 – $1,463,262).  Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.

Tax Credits

The Company has $396 (2013 – $2,450) of tax credits that have not been recognized.

Other factors affecting taxation

During the year the Turkish Lira has weakened, causing a deferred income tax expense during the year of $10,256 due to the decrease in the value of the future tax deductions associated with the Turkish operations.  The Company expects that in the future significant foreign exchange movements in the Turkish Lira, Euro or Chinese Renminbi in relation to the U.S. dollar will cause significant volatility in the deferred income tax expense or recovery.

(26)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2014 there were no non-voting common shares outstanding (December 31, 2013 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2013	714,344,476	5,300,957
Shares issued upon exercise of share options, for cash	1,403,152	7,003
Estimated fair value of share options exercised	-	2,934
Shares issued for acquisition of subsidiary	-	-
Common shares issued for deferred phantom units	469,062	3,695
At December 31, 2013	716,216,690	5,314,589
Shares issued upon exercise of share options, for cash	315,914	1,996
Estimated fair value of share options exercised	-	2,141
Common shares issued for deferred phantom units	31,920	224
At December 31, 2014	716,564,524	5,318,950

19.	Share-based payments

(a) Share option plans

The Company has two share option plans (“Plans”) approved, as amended, by the shareholders on May 1, 2014 under which share purchase options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Employee, Consultant and Advisor Plan (“Employee Plan”) consists of Employee Plan Options subject to a 10-year maximum. Currently all Employee Plan Options have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an option is granted. Currently all Employee Plan Options vest in three separate tranches over two years. As at December 31, 2014, a total of 18,287,530 options (2013 – 3,622,780) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company’s Directors and Officers Plan (“D&O Plan”) consists of D&O Plan Options subject to a 10-year maximum. Currently all D&O Plan Options have a five-year term. D&O Plan Options vest at the discretion of the Board of Directors at the time an option is granted. Currently all D&O Plan Options vest in three separate tranches over two years. As at December 31, 2014, a total of 9,033,015 Options (2013 – 6,086,250) were available to grant to directors and officers under the D&O Plan.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014		2013
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	13.20	16,753,421	13.68	15,074,444
Regular options granted	7.78	6,365,824	10.28	5,792,130
Exercised	7.23	(315,914)	5.14	(1,403,152)
Forfeited	12.01	(1,807,339)	13.81	(2,710,001)
At December 31,	11.75	20,995,992	13.20	16,753,421
(27)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19. Share-based payments (continued)

At December 31, 2014, 15,199,444 share purchase options (December 31, 2013 – 11,278,478) with a weighted average exercise price of Cdn$12.97 (December 31, 2013 – Cdn$13.93) had vested and were exercisable. Options outstanding are as follows:

	December 31, 2014
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$6.00 to $6.99	282,227	4.6	6.41	94,075	6.41
$7.00 to $7.99	5,935,900	4.1	7.82	2,002,519	7.81
$8.00 to $8.99	45,405	3.3	8.19	30,270	8.19
$10.00 to $10.99	5,142,441	3.1	10.43	3,482,562	10.44
$12.00 to $12.99	541,452	2.2	12.75	541,452	12.75
$13.00 to $13.99	1,967,410	0.1	13.23	1,967,410	13.23
$14.00 to $14.99	212,289	2.7	14.47	212,289	14.47
$15.00 to $15.99	4,208,045	2.1	15.22	4,208,045	15.22
$16.00 to $16.99	2,636,823	1.4	16.62	2,636,823	16.62
$18.00 to $18.99	24,000	0.9	18.81	24,000	18.81

	20,995,992	2.7	11.75	15,199,444	12.97

Share based payments expense related to share options for the year ended December 31, 2014 was $11,123 (2013 – $13,269)

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2014 and 2013 were:

	2014	2013

Risk-free interest rate	1.01%	1.08%
Expected volatility (range)	45% – 50%	47% – 57%
Expected life (range)	0.83 – 2.83 years	0.8 – 2.8 years
Expected dividends	Cdn $0.12	Cdn $0.15
Forfeiture rate	6%	6%

The weighted average fair value per stock option was Cdn$1.83 (2013 – Cdn$2.00). Volatility was determined based on the historical volatility over the estimated lives of the options.

(b) Restricted share unit plan

The Company has a Restricted Share Unit (‘‘RSU’’) plan whereby restricted share units may be granted to senior management of the Company. Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. One third of the RSUs granted vest on June 30 of the grant year, a second third vest on the first anniversary of the date of grant and the last third vest on the second anniversary of the date of grant. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A total of 877,753 RSUs (2013 – 657,151) at a grant-date fair value of Cdn$7.84 per unit were granted during the year ended December 31, 2014 (2013 – Cdn$10.43) under the Company’s RSU plan and 292,585 were exercisable at December 31, 2014 (2013 – 219,051).

The fair value of each RSU issued is determined as the closing share price at grant date.

(28)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19. Share-based payments (continued)

A summary of the status of the RSU plan and changes during the year is as follows:

	2014	2013
At January 1,	774,845	465,832
Granted	877,753	657,151
Redeemed	(566,075)	(348,138)
At December 31,	1,086,523	774,845

As at December 31, 2014, 1,086,523 common shares purchased by the Company remain held in trust in connection with this plan (2013 – 774,845). At the end of the period, 282,314 RSUs were fully vested and exercisable (2013 – 179,807). These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the year ended December 31, 2014 was $7,380 (2013 – $6,578).

(c) Deferred share units plan

The Company has an Independent Directors Deferred Share Unit (“DSU”) plan under which DSU’s are be granted by the Board from time to time to independent directors (“participants”). The performance period of each DSU commences on the grant date and expires on the termination date of the participant. The termination date is when the participant ceases to be a Director of the Company. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company’s shares on the date of redemption. At December 31, 2014, 259,037 DSUs were outstanding (2013 – 216,073 DSUs) with a value of $1,581 (2013 – $1,322), which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $272 for the year ended December 31, 2014 (2013 – reversal of $355).

(d) Performance share units plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to senior management of the Company.  Once vested, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration.  PSUs are cliff vested three years from the date of grant.  The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.  No PSUs have been granted as of December 31, 2014.

(e) Deferred phantom units

In accordance with the acquisition agreement of European Goldfields Ltd. in February 2012, deferred phantom units (“DPUs”) will be converted on redemption to Eldorado shares using the 85% share exchange ratio as indicated within the plan of Arrangement. The DPU plan was amended to allow for share settlement only. Each DPU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. During the year, the remaining 31,920 DPUs under this plan were exercised.

20.	Supplementary cash flow information
	December 31, 2014 $	December 31, 2013 $

Changes in non-cash working capital
Accounts receivable and other	(34,206)	17,705
Inventories	13,184	(24,705)
Accounts payable and accrued liabilities	(35,480)	(18,669)
Total	(56,502)	(25,669)

Supplementary cash flow information
Income taxes paid	88,150	101,058
Interest paid	34,536	34,686
(29)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management

21.1 Financial risk factors

       Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Eldorado’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

The Company operates principally in Canada, Turkey, China, Brazil, Greece and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and debt are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.

The table below summarizes Eldorado’s exposure to the various currencies denominated in the foreign currency, as listed below:

	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Swedish krona	Romanian lei	Great British pound	Brazilian real

Cash and cash equivalents	14,196	865	3,734	12,731	482,898	1,774	27,466	136	32,966
Marketable securities	4,933	-	-	-	-	-	-	-	-
Accounts receivable and other	4,632	1	28,735	21,642	228,055	-	13,092	-	25,875
Accounts payable and accrued liabilities	(12,505)	(99)	(36,571)	(6,973)	(503,392)	-	(18,047)	-	(4,430)
Debt	-	-	-	-	(100,000)	-	-	-	-
Net balance	11,256	767	(4,102)	27,400	107,561	1,774	22,511	136	54,411

Equivalent in U.S. dollars	$ 9,703	$ 628	$ (4,932)	$ 11,816	$ 17,577	$ 227	$ 6,106	$ 212	$ 20,480

Based on the balances as at December 31, 2014, a 1% increase/decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in a decrease/increase of approximately $618 in profit (loss) before taxes. There would be no effect on other comprehensive income.

Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.

(ii) Metal price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold and other metals. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions.

Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. The Company has elected not to actively manage its exposure to metal price risk at this time. From time to time, Eldorado may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

(30)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management (continued)

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Eldorado’s other price risk includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

(iii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The majority of the Company’s debt is in the form of notes with a fixed interest rate of 6.13%. As at December 31, 2014 the average interest rate in Eldorado’s debt was 6.11% (2013 – 6.11%). A 10% increase or decrease in the interest rate on floating rate debt held at December 31, 2014 would result in a $92 decrease or increase (2013 – $92) in the Company’s profit before tax.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by rating agencies. As at December 31, 2014, approximately 57% (2013 – 53%) of Eldorado’s cash and cash equivalents, including restricted cash, are held with one financial institution. The Company considers this to be its only significant credit risk exposure.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2014.

(c) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Management monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in note 14.

21.2 Capital risk management

Eldorado’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of our mining projects. Capital consists of all of the components of equity; share capital from ordinary shares, contributed surplus, accumulated other comprehensive income, deficit and non-controlling interests.

Consistent with others in the industry, Eldorado monitors capital on the basis of the debt to capital ratio and debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital. The debt to EBITDA ratio is calculated as debt, including current and non-current debt, divided by earnings before interest costs, taxes and depreciation. This policy includes a target debt to capital ratio of less than 30% and a debt to EBITDA target ratio below 3.5.

As at December 31, 2014, our debt to capital ratio was 10.8% (2013 – 10.9%) and our debt to EBITDA ratio was 1.3:1 (2013 – 1.2:1).

These policy targets are managed through the repayments and issuances of debt as well as the continuing management of operations and capital expenditures.

(31)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management (continued)

21.3 Fair value estimation

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at December 31, 2014 are marketable securities. No liabilities are measured at fair value on a recurring basis as at December 31, 2014.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

22.	Commitments

The Company’s contractual obligations, not recorded on the balance sheet, at December 31, 2014, include:

	2015 $	2016 $	2017 $	2018 and later $

Operating leases and capital expenditures	6,361	5,153	2,845	12,114
Purchase obligations	73,103	931	249	496

Totals	79,464	6,084	3,094	12,610

Purchase obligations in 2015 relate primarily to sustaining capital expenditures at Kişladağ, mine development projects at Greece as well as operating and maintenance supply contracts at our operating mines.

23.	Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. As at December 31, 2014, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s financial position, results of operations or cash flows.

(32)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

24.	Related party transactions

Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown below:

	2014	2013
	$	$
Salaries and other short-term employee benefits	13,199	11,660
Defined benefit pension plan	1,620	2,478
Share based payments	12,514	11,766
	27,333	25,904

25.	Financial instruments by category

Fair value

The following table provides the carrying value and the fair value of financial instruments at December 31, 2014 and December 31, 2013:

	December 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets

Available-for-sale
Marketable securities	4,251	4,251	4,387	4,387

Loans and receivables
Cash and cash equivalents	498,514	498,514	589,180	589,180
Term deposit	2,800	2,800	34,702	34,702
Restricted cash	262	262	262	262
Accounts receivable and other	77,617	77,617	78,502	78,502
Other assets	21,893	21,893	20,287	20,287

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	184,712	184,712	211,406	211,406
Debt	603,544	600,221	601,408	593,530
Other non-current liability	49,194	49,194	-	-

26.	Production costs

	2014	2013
	$	$

Labor	104,118	110,048
Fuel	51,152	42,038
Reagents	48,570	48,983
Electricity	34,865	40,694
Mining contractors	46,745	63,532
Operating and maintenance supplies and services	144,281	104,915
Site general and administrative costs	28,664	31,518
Inventory change	3,238	(3,737)
Royalties, production taxes and selling expenses	46,647	43,901
Total production costs	508,280	481,892

(33)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

27.	Interest and financing costs

	2014	2013
	$	$

Interest expense	23,039	34,101
Financing fees	5,740	6,311
Total interest and financing costs	28,779	40,412

28.	Earnings per share

The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	December 31, 2014	December 31, 2013
	(in thousands)	(in thousands)

Weighted average number of ordinary shares used in the calculation
of basic earnings per share	716,288	715,181
Diluted impact of stock options	12	-

Weighted average number of ordinary shares used in the calculation
of diluted earnings per share	716,300	715,181

The earnings used to calculate basic and diluted earnings per share for the year ended December 31, 2014 was $102,607 (2013 – loss of $653,329).

29.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2014, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

29.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the TJS mine, Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China.

(34)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

29. Segment information (continued)

The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects and exploration activities in Greece. The Romania reporting segment includes the Certej development project. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

	2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	524,919	460,343	31,619	51,018	-	-	1,067,899
Production costs	207,809	227,958	29,926	42,587	-	-	508,280
Inventory write-down	-	-	13,469	-	-	-	13,469
Depreciation	55,420	107,365	4,928	8,782	1	731	177,227
Gross profit (loss)	261,690	125,020	(16,704)	(351)	(1)	(731)	368,923

Other material items of income and expense
Exploration expenses	3,415	2,682	3,796	1,395	2,092	2,850	16,230
Income tax expense	74,959	37,263	2,761	6,085	201	-	121,269

Additions to property, plant and equipment during the year	88,844	50,410	5,399	253,685	18,730	404	417,472

Information about assets and liabilities
Property, plant and equipment (*)	895,035	1,407,558	205,091	2,817,855	636,134	1,938	5,963,611
Goodwill	-	52,514	-	473,782	-	-	526,296
	895,035	1,460,072	205,091	3,291,637	636,134	1,938	6,489,907

Debt	-	16,343	-	-	-	587,201	603,544

	2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	608,117	418,810	46,445	50,620	-	-	1,123,992
Production costs	188,800	218,438	29,604	45,050	-	-	481,892
Depreciation	42,373	89,996	4,518	10,592	1	1,588	149,068
Gross profit (loss)	376,944	110,376	12,323	(5,022)	(1)	(1,588)	493,032

Other material items of income and expense
Impairment loss on property, plant and and equipment and goodwill	-	808,414	-	-	-	-	808,414
Exploration expenses	13,377	5,337	7,012	1,307	1,624	6,029	34,686
Income tax expense	109,256	(90,177)	3,202	121,904	122	55	144,362

Additions to property, plant and equipment during the year	196,332	97,172	10,370	164,122	22,839	1,717	492,552

Information about assets and liabilities
Property, plant and equipment (*)	854,893	1,461,592	201,791	2,546,935	616,906	2,265	5,684,382
Goodwill	-	52,514	-	473,782	-	-	526,296
	854,893	1,514,106	201,791	3,020,717	616,906	2,265	6,210,678

Debt	-	16,402	-	-	-	585,006	601,408

* Net of revenues from sale of production from tailings retreatment

(35)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

29. Segment information (continued)

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

29.2 Economic dependence

At December 31, 2014, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

29.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.